Investment Advisory Agreement
Calvert Asset Management Company, Inc.
Calvert Municipal Fund, Inc.

Schedule A

As compensation pursuant to Section 4 of the Investment Advisory Agreement between Calvert Asset Management Company, Inc. (the "Advisor") and Calvert Municipal Fund, Inc. ("CMF") dated March 1, 1999, with respect to each CMF Fund, the Advisor is entitled to receive from each Fund an annual advisory fee (the "Fee") as shown below. The Fee shall be computed daily and payable monthly, based on the average daily net assets of the appropriate Fund.

Calvert National Municipal Intermediate Fund:	0.60% of the first $500 million
0.50% above $500 million
0.40% above $1 billion

Calvert California Limited-Term Municipal Fund:	0.60% of the first $500 million
0.50% above $500 million
0.40% above $1 billion

Schedule restated October 5, 2005